January 14, 2011	Via Edgar

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549-4631

RE:        Comfort Systems USA, Inc.

Form 10-K for the Fiscal Year ended December 31, 2009

Forms 10-Q for the Fiscal Quarters ended March 31, 2010, June 30, 2010 and

September 30, 2010

Form 8-K/A Filed on October 6, 2010

Schedule 14A Filed on April 16, 2010

File No. 1-13011

Dear Mr. Decker:

The following is Comfort Systems’ response to the items included in your comment letter dated December 15, 2010.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7  — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 29

1. Comment  — Please disclose in future filings how you determine the stores included in the same store amounts, including when new stores are included and how closed stores are treated.  Please also consider disclosing the beginning and ending number of stores for each period discussed along with a reconciliation of the activity during each period showing stores acquired, stores opened and stores closed or sold. Please show us in your supplemental response what the revisions will look like.

Response  — We will add the following form of disclosure in future filings:

2009 Compared to 2008

We had 42 operating locations as of December 31, 2008.  We acquired two companies on December 31, 2009.  During the year, we sold one operating company, for which our results of operations have been restated to reflect the effects of the discontinued operation.  As of December 31, 2009, we had 43 operating locations.  The two acquisitions in 2009 are included in our results of operations from their respective acquisition dates.  The same store comparison from 2008 to 2009 excludes the results of the discontinued operation and the two acquisitions, which had a very immaterial impact on our results of operations.

2008 Compared to 2007

We had 40 operating locations as of December 31, 2007.  We acquired four companies during 2008, and consolidated two companies into other operations.  As of December 31, 2008, we had 42 operating locations.  The four acquisitions in 2008 are included in our results of operations from their respective acquisition dates.  The same store comparison from 2007 to 2008 excludes the results of the four companies acquired during 2008.

Liquidity and Capital Resources, page 32

2.               Comment — Please revise your liquidity section in future filings to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows.  Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows.  Please refer to the SEC interpretive Release No. 33-8350. Please show us in your supplemental response what the revisions will look like.

Response — We will add the following form of disclosure in future filings:

Liquidity and Capital Resources

	Year Ended December 31,
	2007	2008	2009
	(in thousands)
Cash provided by (used in):
Operating activities	$83,642	$82,851	$54,251
Investing activities	(18,132)	(65,034)	(18,822)
Financing activities	(16,165)	(40,433)	(24,594)
Free cash flow:
Cash provided by operating activities	$83,642	$82,851	$54,251
Purchases of property and equipment	(11,088)	(14,572)	(9,457)
Proceeds from sales of property and equipment	265	656	770

Free cash flow	$72,819	$68,935	$45,564

Our business does not require significant amounts of investment in long-term fixed assets. The substantial majority of the capital used in our business is working capital that funds our costs of labor and installed equipment deployed in project work until our customer pays us. Customary terms in our industry allow customers to withhold a small portion of the contract price until after we have completed the work.  Amounts withheld under this practice are known as retention or retainage.  Our average project duration together with typical retention terms generally allow us to complete the realization of revenue and earnings in cash within one year.

2009 Compared to 2008

Cash Provided by Operating Activities — We generated $54.3 million of cash flow from operating activities during 2009 compared with $82.9 million during 2008.  The $28.6 million decrease is due to lower income in 2009 as our net income decreased by $15.5 million, from $49.7 million in 2008 to $34.2 million in 2009.  In addition, due to lower backlog and a reduction of our average contract price, we were not able to bill our customers in advance to the extent we were in previous years.  Therefore, compared to 2008, billings in excess of costs and estimated earnings were an incremental use of cash in 2009 of approximately $17.0 million.

Cash Used in Investing Activities — During 2009, cash used for investing activities was $18.8 million compared with $65.0 million during 2008.  The most significant item affecting the comparison of our investing cash flows for these years primarily related to $14.6 million paid to acquire companies in 2009 as compared to $41.7 million in 2008.  In addition, we purchased $18.5 million of marketable securities in 2008.

Cash Used in Financing Activities — Cash used for financing activities was $24.6 million for 2009 compared to $40.4 million during 2008. The most significant item affecting the comparison of our financing cash flows for these years primarily related to our share repurchase program.  We repurchased approximately 1.2 million shares in 2009 for $13.0 million as compared to 2.3 million shares in 2008 for $26.1 million.

2008 Compared to 2007

Cash Provided by Operating Activities — We generated $82.9 million of cash flow from operating activities during 2008 compared with $83.6 million during 2007.  Although net income increased by approximately $17.2 million during these periods, this amount was offset by an overall investment in working capital due to higher activity levels.

Cash Used in Investing Activities — During 2008, cash used for investing activities was $65.0 million compared with $18.1 million during 2007.  The most significant item affecting the comparison of our investing cash flows for these years primarily related to approximately $41.7 million paid to acquire companies in 2008 as compared to $7.3 million in 2007.  In addition, we purchased $18.5 million of marketable securities in 2008.

Cash Used in Financing Activities — Cash used for financing activities was $40.4 million for 2008 compared to $16.2 million during 2007. The most significant item affecting the comparison of our financing cash flows for these years primarily related to our share repurchase program.  We repurchased approximately 2.3 million shares in 2008 for $26.1 million as compared to 0.9 million shares in 2007 for $11.5 million.  In addition, we paid approximately $11.1 million in long-term debt associated with acquired companies as compared to $0.7 million in 2007.

Free Cash Flow - We define free cash flow as cash provided by operating activities, less customary capital expenditures, plus the proceeds from asset sales.  We believe free cash flow, by encompassing both profit margins and the use of working capital over our approximately one year working capital cycle, is an effective measure of operating effectiveness and efficiency. We have included free cash flow information here for this reason, and because we are often asked about it by third parties evaluating us.  However, free cash flow is not considered under generally accepted accounting principles to be a primary measure of an entity’s financial results, and accordingly free cash flow should not be considered an alternative to operating income, net income, or amounts shown in our consolidated statements of cash flows as determined under generally accepted accounting principles.  Free cash flow may be defined differently by other companies.

3.               Comment — You disclose on page 32 that positive free cash flow represents funds available to invest in significant operating initiatives, to acquire other companies, or to reduce your outstanding debt or equity.  Please remove this disclosure from future filings, as it implies that free cash flow represents the residual cash flow available for discretionary expenditures. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response — This disclosure will be removed from future filings. Please refer to the revised disclosure in the response to Item 2.

Signatures, page 82

4.               Comment — We note that your principal financial officer and your principal accounting officer have each signed the annual report on Form 10-K on behalf of the registrant, but they do not appear to have signed individually in their respective capacities as your principal financial officer and your principal accounting officer.  Your annual report on Form 10-K must be signed by the registrant, and individually by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please see General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K. In the future, please ensure that your filings are properly executed.

Response — We acknowledge this comment and, in the future, will ensure that our filings are properly executed.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

General

5.               Comment — Please address the above comments in your interim filings as well, as applicable.

Response — Each of the above comments will be addressed in future interim filings, as applicable.

Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 26

6.               Comment — You discuss same store selling, general and administrative expenses, excluding amortization expense, on page 27.  Please revise your future filings to include amortization expense as a part of same store selling, general and administrative expenses.  Alternatively, you should present the disclosures required by Item 10(e) of Regulation S-K.  Your disclosures should identify this item as a non-GAAP performance measure and explain why your management believes that excluding amortization expense from this measure provides useful information to investors regarding your financial condition and results of operations.  Please show us in your supplemental response what the revisions will look like.

Response — When the Company discusses same store selling, general and administrative expenses, excluding amortization expense, future filings will present the disclosures required by Item 10(e) of Regulation S-K.  The revised third quarter disclosure would be as follows:

Selling, General and Administrative Expenses (“SG&A”)—SG&A increased $0.2 million, or 0.4%, for the third quarter of 2010 as compared to the same period in 2009.  On a same store basis, excluding amortization expense, SG&A decreased $6.6 million, or 16.0%.  The same store decrease was primarily related to lower medical costs related to employees terminated in the prior year who elected health insurance coverage under COBRA, overhead reductions and lower compensation accruals due to lower profitability during the third quarter of 2010 as compared to the same period in 2009.  Amortization expense increased $1.0 million, or 184.0%, primarily related to 2010 acquisitions.  As a percentage of revenues, SG&A decreased from 14.3% in 2009 to 13.6% in 2010 due to a higher revenue base in 2010.

SG&A decreased $11.3 million, or 8.9%, to $114.9 million for the first nine months ended September 30, 2010 as compared to the same period in 2009.  On a same store basis, excluding amortization expense, SG&A decreased $20.0 million, or 16.1%.  Approximately $8.6 million of the decrease is due to overhead reductions, lower medical costs related to employees terminated in the prior year who elected health insurance coverage under COBRA, lower compensation accruals and lower bad debt expense.  Amortization expense increased $1.6 million, or 86.8%, primarily related to 2010 acquisitions.  As a percentage of revenues, SG&A remained flat at 14.5% for the first nine months of 2009 and 2010.

We have included SG&A on a same store basis, excluding amortization, because we believe it is an effective measure of comparative results of operations prior to factoring in charges incurred for recent acquisitions.  However, SG&A, excluding amortization, is not considered under generally accepted accounting principles to be a primary measure of an entity’s financial results, and accordingly, should not be considered an alternative to SG&A as shown in our consolidated statements of operations.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2010	2009	2010

SG&A	$41,713	$41,885	$126,175	$114,905
Less: SG&A from companies acquired	—	(5,727)	—	(7,131)
Less: Amortization expense	(569)	(1,616)	(1,807)	(3,376)
Same-store SG&A, excluding amortization expense	$41,144	$34,542	$124,368	$104,398

FORM 8-K/A FILED OCTOBER 6, 2010

Exhibits 99.2 and 99.3

7.              Comment — The audit reports dated March 8, 2010 and March 17, 2009 on the financial statements of ColonialWebb Contractors Company are unsigned.  Please amend your Form 8-K/A to provide signed audit reports for these financial statements.

Response — We will amend the Form 8-K/A to provide signed audit reports for the ColonialWebb Contractors Company financial statements.

DEFINITIVE PROXY STATEMENT FILED APRIL 16, 2010

Compensation Discussion and Analysis, page 17

Elements of Compensation, page 17

Base Salary, page 18

8.               Comment — We note that each named executive received a salary increase in 2009, and Mr. Lane received an increase that in both percentage terms and absolute terms was more significant than the increases received by the other named executive officers.  With a view towards future disclosure, please provide us with a materially complete discussion and analysis of the reasons for these increases and the process undertaken to determine them.

Response — As noted in footnote 1 to the summary of executive compensation table, the executive officers received salary increases in April 2008.  With the exception of Messrs. Lane and McKenna, the apparent increase in base salary in 2009 is attributable to the fact that 2008 reflects a blended salary, whereas 2009 does not.  In 2009, Mr. Lane received a salary increase in connection with his promotion from Senior Vice President for Region One of the Company to Executive Vice President and Chief Operating Officer of the Company. At the time of this promotion, the Compensation Committee of the Company’s Board of

Directors considered management’s recommendations and Mr. Lane’s prior work experience, both within the Company and with other companies, and concluded that the management recommended increase in salary be adopted.  Mr. Lane’s salary increase and appointment as Executive Vice President and Chief Operating Officer was effective January 1, 2009, and was publicly disclosed in Forms 8-K dated October 14, 2008 and January 5, 2009.

Annual Incentive Bonus, page 19

9.               Comment — We note that each named executive officer received an annual incentive bonus in 2009.  We further note that each of these bonuses consisted of an Objective Bonus (as defined in your disclosure) and a Subjective Bonus (as defined in your disclosure).  With a view towards future disclosure, please provide us with a materially complete discussion and analysis of the reasons for the payment of the Subjective Bonuses and the process undertaken to determine them.  Please provide a detailed response and to the extent required for clarity please address each named executive officer individually.  In addition, with a view towards future disclosure, please provide us with the percentage of the overall annual incentive bonus in 2009 that the Objective Bonus represented for each named executive officer.  With a view towards future disclosure, please also provide us with the actual EPS amount you used to determine the Objective Bonuses for 2009.  Finally, we refer you to your letter to us dated August 21, 2009, in connection with our review of your annual report on Form 10-K for the fiscal year ended December 31, 2008.  In that letter, in response to comment 14 in our letter to you dated July 17, 2009, which sought the disclosure in future filings of the elements of individual performance and contribution that are taken into account and lead to the decision to award annual incentive bonuses, you represented that you would “include a more detailed description of these elements of individual performance in future Definitive Proxy Statement filings.” Please reconcile this representation with the disclosure in your definitive proxy statement filed on April 16, 2010.

Response — The Company’s actual EPS for 2009 was $0.89, resulting in the executives being paid 110.2% of their targeted Objective Bonus. For Messrs. Murdy, Lane, and George, this amount represented approximately 91% of their annual incentive bonus for 2009. For Ms. Shaeff and Mr. McKenna, this amount represented approximately 62% of their annual incentive bonus for 2009.

As we indicated in our August 21, 2009 letter, we included a detailed description of the process related to the Subjective Bonus encompassing four paragraphs under the heading “Subjective Standard” on pages 19 and 20 of our definitive proxy statement filed on April 16, 2010. This discussion detailed the way that individual performance goals are established and evaluated for each executive, including the Chief Executive Officer.

Stock Options, page 21

10.         Comment — With a view towards future disclosure, please tell us the factors the Committee used to determine the number of stock options to award to each named executive officer.  In addition, we refer you to your letter to us dated August 21, 2009, in connection with our review of your annual report on Form 10-K for the fiscal year ended December 31, 2008.  In that letter, in response to comment 15 in our letter to you dated July 17, 2009, which sought the disclosure in future filings of the factors used to determine the size of the stock option awards, you represented that you would “include a more detailed description of these factors in future Definitive Proxy Statement filings.”  Please reconcile this representation with the disclosure in your definitive proxy statement filed on April 16, 2010.

Response — We will add the following disclosure to future Definitive Proxy Statement filings, adjusted to disclose information relevant to the reported fiscal year:

“The Compensation Committee believes that long-term incentive compensation needs to be correlated with salary and short-term incentive compensation. As such, the Committee uses a percentage of each named executive officer’s base salary to determine the number of options and shares of performance stock to be granted to each named executive. The Committee determines the grants by using the Company’s stock’s closing price on the date of the Committee’s March meeting, and grants 75% of the long-term incentive compensation in the form of performance stock and 25% in the form of options,  using a factor of 2.5 to determine the final option award amounts. The factor of 2.5 for option awards serves as a proxy for the grant date fair value, which is calculated using the Black-Scholes model and generally equals 40% to 50% of the Company’s stock’s closing stock price on the date of the grant. For 2009, the following percentage of base salary was used for each named executive to determine the number of options and shares of performance stock awarded: for Mr. Murdy, 150% of base salary; for Messrs. Lane and George, 125% of base salary; and for Ms. Shaeff and Mr. McKenna, 75% of base salary. As illustration, Mr. Murdy’s 2009 option award was calculated as follows: 150% of base salary equals $868,500, the total value of Mr. Murdy’s long-term incentive compensation.

75% of this amount, $651,376, was granted in the form of restricted stock, which was valued using the Company’s stock’s closing price on the date of the grant. 25% of this amount, $217,124, was granted in the form of options, the number of which was calculated using a factor of 2.5 to approximate the Black-Scholes grant date fair value of the options. Had the Black-Scholes method been used instead, the grant date fair value would have been $200,349.”

In our letter to you dated August 21, 2009, we stated that in future filings we would “include a more detailed description” of the factors used to determine the size of the stock options awards. Accordingly, under the heading “Relative Size of Major Compensation Elements” on page 22 of our definitive proxy statement filed on April 16, 2010, we discussed the compensation committee’s practice of considering aggregate compensation payable to executives and its attempts to balance short- and long-term goals and Company performance with the appropriate form of executive compensation.

Performance Stock Awards, page 21

11.                       Comment — With a view towards future disclosure, please tell us your historical performance targets, the actual performance achieved (to the extent a target was achieved) and the actual amount of performance stock awarded to each named executive officer.  The predetermined targets appear to be material to and form the basis of the Committee’s decision regarding the amount of the performance stock awards granted.  Please also ensure that you disclose the types of predetermined goals to be met in order for the unvested performance stock awards granted in prior years to be earned.  In addition, we refer you to your letter to us dated August 21, 2009, in connection with our review of your annual report on Form 10-K for the fiscal year ended December 31, 2008.  In that letter, in response to comment 16 in our letter to you dated July 17, 2009, which sought the disclosure in future filings of the performance goals and payouts used for the performance stock awards, you represented that you would “include a more detailed description of these items in future Definitive Proxy Statement filings.”  Please reconcile this representation with the disclosure in your definitive proxy statement filed on April 16, 2010.

Response — The award of performance stock is not contingent on meeting predetermined performance criteria; however, the restricted stock will not vest unless future performance meets criteria established at the time of the award. Please see our response to Item 10 for a discussion of how the Company’s Compensation Commitee determines the number of shares of performance stock to be granted to each executive officer. In our 2010 Definitive Proxy Statement, we disclosed the potential payouts associated with the performance stock award in the Grants of Plan-Based Awards table, which describes the anticipated number of shares that vest in a predetermined range (see Estimated Future Payouts Under Equity Incentive Plan Awards, Threshold and Maximum). Inadvertently the Company failed to include discussion related to the predetermined performance measures, but in previous years we have disclosed the performance targets in the form of the restricted stock award agreement filed as an exhibit to a current report on Form 8-K, which we filed each year to report that the performance stock was granted. In future Definite Proxy Statement filings, we also will disclose the performance targets for the performance stock awards granted during the reported fiscal year, and will include the following disclosure, adjusted to disclose information relevant to the reported fiscal year:

“The performance stock is granted on a three-year equal vesting schedule and vests only if the Company meets certain performance requirements prior to each of the three vesting periods. On the first scheduled vesting date, the Compensation Committee must determine whether, for the prior 12-month period, the Company had positive earnings from its continuing operations. If the Company has not had positive earnings, each employee recipient immediately and irrevocably forfeits his or her performance stock award in its entirety. On each of the scheduled vesting dates, the Committee also compares the Company’s 36-month performance including the most recent 12-month period to the Company’s average 3-year trailing EPS target as set annually by the Committee in connection with the Company’s Incentive Compensation Plan. If the Company has not achieved 60% of the average 3-year trailing target, each employee recipient immediately and irrevocably forfeits his or her performance stock award scheduled to vest on such date. If the Company has achieved between 60% and 80% of the average 3-year trailing target, the performance stock awards vest on a straight-line basis on a sliding scale of 0% to 100% of the portion of the award scheduled to vest.

In 2009, performance stock was eligible to vest under the Company’s 2006, 2007, and 2008 restricted stock award grants. The performance stock grants vest in three equal tranches, so for each executive officer one-third of each of their 2006, 2007, and 2008 awards was eligible to vest. The Company’s average 3-year trailing target was $0.85, resulting in a 60% to 80% target range of $0.51 to $0.68. The Company’s prior 12-month actual EPS was $0.89 and the 36-month average EPS was $0.97. As a result, the Company’s prior 12-month and 36-month performance was sufficient to exceed the requisite range of the 3-year trailing target and, for each executive officer, 100% of the eligible performance stock vested.  The total number of performance shares that vested for each executive officer is provided in the ‘Option Exercises and Stock Vested’ table on page 29.”

Stock Ownership Guidelines, page 24

12.                   Comment — In future filings, please disclose the status of each named executive officer’s compliance with your stock ownership policy.

Response — We acknowledge this request and in future Definitive Proxy Statement filings will disclose the status of each named executive officer’s compliance with the Company’s stock ownership policy. As of December 31, 2009, each named executive officer was in compliance with the Company’s stock ownership policy.

Summary of Executive Compensation

13.               Comment — Please confirm for us that you computed the aggregate grant date fair value of the reported equity awards in accordance with FASB ASC Topic 718 and, in future filings, please disclose this in the notes to the summary compensation table and the director compensation table.

Response — We did compute the aggregate grant date fair value of the reported equity awards in accordance with FASB ASC Topic 718. We acknowledge this request and in future Definitive Proxy Statement filings will disclose this in the notes to the summary compensation table and the director compensation table.

Conclusion

In connection with responding to these comments, the Company acknowledges that:

•                 The Company is responsible for the adequacy and accuracy of the disclosure of our filings;

•                 Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses adequately address the items noted in your comment letter.  We would be happy to discuss these items in further detail.  Please do not hesitate to contact me at (713) 830-9650.

Very truly yours,

/s/ William George
William George
Executive Vice President — Chief Financial Officer

c:                                                          Franklin Myers — Chairman of the Audit Committee of the Board of Directors

William F. Murdy — Chairman and Chief Executive Officer

Trent McKenna — Vice President and General Counsel

Julie S. Shaeff — Senior Vice President and Chief Accounting Officer